Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Teavana Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.00003 per share

(Title of Class of Securities)

87819P102

(CUSIP Number)

Kathryn I. Murtagh

Harvard Management Company, Inc.

600 Atlantic Avenue

Boston, MA 02210

(617) 523-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 87819P102

1	NAMES OF REPORTING PERSONS. President and Fellows of Harvard College
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
	6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON EP

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.00003 per share (the “Common Stock”), of Teavana Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 3630 Peachtree Rd. NE, Suite 1480, Atlanta, Georgia 30326.

Item 2. Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company, Inc. at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, the Fellows and the executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, the Fellows and the executive officers of Harvard is a citizen of the Untied States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Issuer to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4. Purpose of Transaction.

This Amendment No. 1 to the Schedule 13D filed on November 29, 2012 is occasioned by Harvard’s disposition of shares of Common Stock, as described in Item 5 below.

Harvard acquired the Common Stock in the ordinary course of its endowment investing for the purpose of maximizing the risk-adjusted investment return on its endowment funds and other long-term investment assets. Except as described in the previous filing on Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a), (b) Harvard is the beneficial owner of 0 shares of Common Stock (0.0% of the shares of the Issuer’s issued and outstanding Common Stock).

(c) Since its most recent filing on Schedule 13D, Harvard bought and sold shares of Common Stock of the Issuer in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.

On December 31, 2012, the Issuer consummated a merger with a wholly-owned subsidiary of Starbucks Corporation pursuant to the terms of that certain Agreement and Plan of Merger dated November 14, 2012 among the Issuer, Starbucks and the wholly-owned subsidiary of Starbucks.

(d) Not applicable.

(e) In connection with the Starbucks merger, Harvard received cash in exchange for its shares of the Common Stock on January 2, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the previous filing on Schedule 13D, Item 6 is not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Information concerning the President, the Fellows and the executive officers of Harvard.

Exhibit B	Information concerning Harvard’s transactions for the period of November 30, 2012 to January 2, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 3, 2013	PRESIDENT AND FELLOWS OF HARVARD COLLEGE

	By:	/s/ Kathryn I. Murtagh
		Name:	Kathryn I. Murtagh
		Title:	Authorized Signatory

Exhibit Index

Exhibit Number	Description

A	Information concerning the President, the Fellows and the executive officers of Harvard

B	Information concerning Harvard’s transactions for the period of November 30, 2012 to January 2, 2013

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the President, the Fellows and the executive officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

PRESIDENT, FELLOWS AND EXECUTIVE OFFICERS OF HARVARD COLLEGE

Name	Office/Position
Drew Gilpin Faust	President
James F. Rothenberg	Treasurer
Mark Goodheart	Secretary
Lawrence S. Bacow	Fellow
Paul J. Finnegan	Fellow
Susan L. Graham	Fellow
Nannerl O. Keohane	Fellow
Patricia A. King	Fellow
William F. Lee	Fellow
Joseph J. O’Donnell	Fellow
Robert D. Reischauer	Fellow
James F. Rothenberg	Fellow
Robert E. Rubin	Fellow

Exhibit B

PRESIDENT AND FELLOWS OF HARVARD COLLEGE’S TRANSACTIONS

NOVEMBER 30, 2012 TO JANUARY 2, 2013 (1)

Date	Shares Purchased	Shares Sold	Price Per Share

11/30/12		41,701	14.6455
12/3/12		34,200	14.8538
12/4/12		13,600	14.7333
12/5/12	97,544		15.4042
12/5/12	150,166		15.4023
12/6/12	750		15.41
12/11/12	20,955		15.4097
12/11/12	22,700		15.41
12/12/12	100		15.41
1/2/13		2,442,714	15.5	(2)

(1)	Unless otherwise indicated, all transactions were effected on the NYSE.
(2)	Transaction as a result of merger of Issuer.